SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended May 06, 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

May 6, 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today provided an update on developments in the response to the MC252 oil well in the Gulf of Mexico.

Subsea Source Control and Containment

Work continues to attempt to bring the MC252 oil well under control, to stop the flow of oil and to contain the oil subsea.

A valve that had been attached to the end of a broken drill pipe, one of the three points from which oil was leaking, was closed. This has stopped the flow from this point, but is not expected to affect the overall rate of flow from the well. BP continues to use remotely operated vehicles to monitor the flow of oil from the other two leak points.

A containment dome was loaded aboard a transport vessel at Port Fourchon, Louisiana, and began its transport to the MC252 well site. The 40x24x14 feet steel vessel, which weighs almost 100 tons, is expected to be lowered to the seabed today.

The drilling of the first relief well, which began on Sunday May 2, continues. It is estimated that it will take some three months to complete.

Surface Spill Response, Containment and Shoreline Protection

Work continues to collect and disperse oil that has reached the surface of the sea and to protect the shoreline.

By mid-afternoon, twelve flights over the spill had been completed, delivering a total of 34,000 gallons of dispersant. During the day further in situ burning of oil on the surface of the water was carried out.

80,000 feet of boom was deployed during the day. This brought the total length of boom now deployed to protect the shore to over 100 miles.

More than 11,000 people have so far volunteered to assist in efforts to protect the coastline and in the clean up of any spill. More than 4,000 have already received training.

BP Press Office London +44 20 7496 4076
BP Press office, US: +1 281 366 0265
U.S. Coast Guard Joint Information Center 985-902-5231
www.deepwaterhorizonresponse.com

www.bp.com/gulfofmexico

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: May 06, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary